SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

---------------------------------------------
             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended June 30, 1998.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  September 29, 1998

                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             SECOND QUARTER 1998

 (1) EUA Energy Investment Corporation Financial Statements for the second quarter 1998.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                              June 30, 1998
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                      ($9,691)
    Other Assets                                       838
          Total fixed Assets                        (8,853)
Current Assets:
    Cash and Temporary Cash Investments                 38
    Notes Receivable                                29,124
    Accounts Receivable                                348
    Prepayments and Other Assets                     1,650
          Total Current Assets                      31,160
TOTAL ASSETS                                       $22,307

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (21,334)
          Total Common Equity                      (21,333)
          Total Capitalization                     (21,333)
Current Liabilities:
    Notes Payable to Parent                         43,143
    Accounts Payable                                    57
    Accrued Interest                                 1,688
    Total Current Liabilities                       44,888
Accumulated Deferred Taxes                          (1,248)
TOTAL LIABILITIES AND EQUITY                       $22,307


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
        For the Quarter and Year to Date Periods Ended June 30, 1998
                                  (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                127       228
    Depreciation & Amortization                5        10
    Taxes - Other                              2         7
    Income and Deferred Taxes               (215)     (320)
          Total Operating Expenses           (81)      (75)
Operating Income                              81        75
Other Income and Deductions                 (721)   (1,298)
    Loss Before Interest Charges            (640)   (1,223)
Interest Charges:
    Interest Expense - Associated Companies  619     1,191
    Other Interest Expense                     1         2
          Total Interest Charges             620     1,193
Net Income (Loss)                        ($1,260)  ($2,416)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Six Months Ended June 30, 1998
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($2,416)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (5,601)
        Accounts & Notes Payable                     5,383
        Accrued Expenses                             1,190
        Deferred Income Taxes                           14
        Other (Net)                                   (702)
       Net Cash (Used In) Operating Activities      (2,132)
Financing Activities:
    Long Term Debt                                  (2,136)
       Net Financing Activities                     (2,136)
Investing Activities:
    Investments in Subsidiaries                      4,304
    Net Cash Provided From Investing Activities      4,304
Cash Provided (Used)                                   $36


                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                             SECOND QUARTER 1998

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.


(3)  EUA Energy did not invest in R&D funding in the second quarter of 1998.

(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury Services
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications